UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Landmark Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51504L107

(CUSIP Number)

Patrick L. Alexander

c/o Landmark Bancorp, Inc.

701 Poyntz Avenue

Manhattan, Kansas 66502

(785) 565-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51504L107	13D	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS Patrick L. Alexander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF; OO; SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,280
	8	SHARED VOTING POWER 37,717
	9	SOLE DISPOSITIVE POWER 130,280
	10	SHARED DISPOSITIVE POWER 37,717

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 51504L107	13D	Page 2 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the prior statement on Schedule 13D (the “Schedule 13D”) as filed on March 18, 2014, by Patrick L. Alexander (“Mr. Alexander”) related to the common stock, par value $0.01 per share (“Common Stock”), of Landmark Bancorp, Inc., a Delaware corporation (the “Issuer”). Mr. Alexander currently serves as a director and the Executive Chairman of the Issuer and the Issuer’s wholly owned banking subsidiary. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged in all material respects. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

Since the date of filing the Schedule 13D, Mr. Alexander received the annual 5% stock dividends paid by the Issuer, exercised stock options, sold shares of the Common Stock, and acquired shares of the Common Stock. On January 28, 2016, Mr. Alexander’s beneficial ownership of the Common stock decreased by more than 1% from his beneficial ownership on the date of the Schedule 13D. After such date, Mr. Alexander received the annual 5% stock dividends paid by the Issuer, exercised additional stock options, sold additional shares of the Common Stock, and acquired additional shares of the Common Stock. On October 4, 2016, Mr. Alexander’s beneficial ownership of the Common Stock, as calculated pursuant to Rule 13d-3, decreased below 5.0%.

Due to his service as a director and executive officer of the Issuer, Mr. Alexander’s beneficial ownership of the Common Stock has been reported in each of the Issuer’s definitive proxy statements filed with the Securities and Exchange Commission (the “SEC”) since April 2002. In addition, filings pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Act”), have been made on behalf of Mr. Alexander since October 2001.

Unless otherwise stated, the number of shares beneficially owned by Mr. Alexander is reported in this form as of April 20, 2017. The number and price of Issuer shares involved in any transaction prior to such date have been adjusted herein to reflect annual 5% stock dividends paid by the Issuer in December of each year.

ITEM 1.	SECURITY AND ISSUER.

There are no amendments to Item 1 of the Schedule 13D pursuant to this Amendment No. 1.

ITEM 2.	IDENTITY AND BACKGROUND.

There are no amendments to Item 2 of the Schedule 13D pursuant to this Amendment No. 1.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

Since the Schedule 13D was filed, shares of Common Stock for which Mr. Alexander is reporting beneficial ownership herein have been acquired or disposed of in the following manners:

(a)       Mr. Alexander received the annual 5% stock dividends paid by the Issuer on December 16, 2014, December 16, 2015 and December 15, 2016.

(b)       Mr. Alexander exercised his stock options that were issued on March 29, 2004, April 19, 2006, April 23, 2008 and April 20, 2011, as such amounts were adjusted by the annual 5% stock dividends paid by the Issuer, and immediately sold the shares of the Common Stock into which his stock options were converted immediately upon conversion, in such amounts and on such dates as follows:

(i)	An aggregate of 19,002 shares in 13 transactions during the period from November 13, 2015 through December 30, 2015
(ii)	An aggregate of 40,236 in 47 transactions during the period from January 4, 2016 through November 25, 2016

CUSIP No. 51504L107	13D	Page 3 of 5 Pages

(c)       Mr. Alexander exercised his stock options that were issued on March 29, 2004, April 19, 2006, April 23, 2008 and April 20, 2011, as such amounts were adjusted by the annual 5% stock dividends paid by the Issuer, and held the shares of the Common Stock into which his stock options were converted in such amounts and on such dates as follows:

(i)	14,239 shares on March 26, 2014 at an exercise price of $17.92 per share
(ii)	11,998 shares on February 10, 2016 at an exercise price of $16.67 per share
(iii)	12,100 stock options were exercised, with 5,770 shares withheld by the Issuer to pay the exercise price and/or taxes, leaving Mr. Alexander with net shares of 6,330 on October 18, 2016
(iv)	13,500 stock options were exercised, with 7,255 shares withheld by the Issuer to pay the exercise price and/or taxes, leaving Mr. Alexander with net shares of 6,245 on November 30, 2016

(d)       Mr. Alexander sold the following amounts of shares on such dates as follows:

(i)	79 shares on May 23, 2014
(ii)	14,224 shares on May 28, 2014
(iii)	279 shares on June 3, 2014
(iv)	1,600 shares on February 24, 2016
(v)	400 shares on March 2, 2016
(vi)	1,400 shares on March 31, 2016
(vii)	1,685 shares on April 1, 2016
(viii)	500 shares on April 4, 2016
(ix)	2,915 shares on April 5, 2016
(x)	1,500 shares on April 6, 2016

(e)       Mr. Alexander acquired 400 shares on August 1, 2016 for $25.75 per share.

Except as otherwise noted above, the source of funds used to acquire all shares of Common Stock beneficially owned by Mr. Alexander were personal funds held by Mr. Alexander.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

Mr. Alexander entered into certain stock trading plans under the requirements of Rule 10b5-1, as promulgated by the SEC pursuant to the Act. Certain of the sales of shares described in Item 3 were effectuated pursuant to such Rule 10b5-1 plans.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a), (b), (c), (d) and (e) thereof and inserting the following:

(a)       For purposes of calculating Mr. Alexander’s beneficial ownership percentage, the total shares of Common Stock outstanding is based on 3,869,922 shares of Common Stock outstanding as of March 10, 2017.

As of April 20, 2017, Mr. Alexander beneficially owned 167,997 shares of Common Stock, representing approximately 4.3% of the outstanding shares of Common Stock. This amount consisted of 130,280 shares of Common Stock held individually and 37,717 shares held in an individual retirement account over which Mr. Alexander has shared voting and investment power with the third-party custodian of such account.

(b)       Mr. Alexander has sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, 130,280 shares of the Common Stock. Mr. Alexander shares with the third-party custodian the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 37,717 shares of the Common Stock held in an individual retirement account

CUSIP No. 51504L107	13D	Page 4 of 5 Pages

(c)       No transactions in the Issuer’s Common Stock were effected during the past 60 days by Mr. Alexander except as set forth in Item 3 above

(d)       Except as described herein, no one other than Mr. Alexander has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock of the Issuer reported on this Schedule 13D.

(e)       Mr. Alexander ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on October 4, 2016.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

Mr. Alexander had previously pledged 45,976 shares of Common Stock to secure the repayment of a loan arrangement with First National Bank of Omaha. However, no shares of Common Stock are currently pledged under any loan arrangements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

There are no amendments to Item 7 of the Schedule 13D pursuant to this Amendment No. 1.

CUSIP No. 51504L107	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 20, 2017

By:	/s/ Patrick L. Alexander
Name:	Patrick L. Alexander